UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

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SCHEDULE 13D

Under the Securities Exchange Act of 1934

Memory Pharmaceuticals Corp.

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(Name of Issuer)

Common Stock, $0.001 par value per share

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(Title of Class of Securities)

58606R403

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(CUSIP Number)

Vaughn Kailian

MPM Asset Management

The John Hancock Tower

200 Clarendon, 54th Floor

Boston, MA 02116

Telephone: (617) 425-9200

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 16, 2006

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1. NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) MPM BioVentures IV, L.P.
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X] (1)
3. SEC USE ONLY
4. SOURCE OF FUNDS WC
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6. CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER 237,386 (2)
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 237,386 (2)
10. SHARED DISPOSITIVE POWER 0
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 237,386 (2)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4% (3)
14. TYPE OF REPORTING PERSON PN

(1)

This Schedule is filed by MPM BioVentures IV, L.P., MPM BioVentures IV-QP, L.P. and MPM Asset Management Investors BV4 LLC (collectively, “The MPM Entities”).  The MPM Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

As described in Item 3 below, pursuant to the Securities Purchase Agreement (as defined below), MPM BioVentures IV, L.P. holds 180,691 shares of common stock and warrants to purchase 56,695 shares of common stock.

(3)

This percentage is calculated based on 64,017,184 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13b-3(d)(1) promulgated under the Securities Act, which is the sum of: (i) 37,923,706 shares of Issuer’s common stock outstanding as of September 30, 2006, (ii) 23,245,724 shares of the Issuer’s common stock issued on October 16, 2006 pursuant to the first closing of the transactions contemplated in the Securities Purchase Agreement with The MPM Entities and the Other PIPE Investors (as defined herein), and (iii) an aggregate of 2,847,754 shares of the Issuer’s common stock issuable to The MPM Entities upon the exercise of a series of warrants issued pursuant to the Securities Purchase Agreement by and among the Issuer, The MPM Entities and the Other PIPE Investors, dated as of October 5, 2006, all of which are exercisable within 60 days hereof.

1. NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) MPM BioVentures IV-QP, L.P.
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X] (1)
3. SEC USE ONLY
4. SOURCE OF FUNDS
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6. CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER 11,299,634 (2)
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 11,299,634 (2)
10. SHARED DISPOSITIVE POWER 0
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,299,634 (2)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7% (3)
14. TYPE OF REPORTING PERSON PN

(1)

This Schedule is filed by MPM BioVentures IV, L.P., MPM BioVentures IV-QP, L.P. and MPM Asset Management Investors BV4 LLC (collectively, “The MPM Entities”).  The MPM Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

As described in Item 3 below, pursuant to the Securities Purchase Agreement (as defined below), MPM BioVentures IV-QP, L.P. holds 8,600,908 shares of common stock and warrants to purchase 2,698,726 shares of common stock.

(3)

This percentage is calculated based on 64,017,184 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13b-3(d)(1) promulgated under the Securities Act, which is the sum of: (i) 37,923,706 shares of Issuer’s common stock outstanding as of September 30, 2006, (ii) 23,245,724 shares of the Issuer’s common stock issued on October 16, 2006 pursuant to the first closing of the transactions contemplated in the Securities Purchase Agreement with The MPM Entities and the Other PIPE Investors (as defined herein), and (iii) an aggregate of 2,847,754 shares of the Issuer’s common stock issuable to The MPM Entities upon the exercise of a series of warrants issued pursuant to the Securities Purchase Agreement by and among the Issuer, The MPM Entities and the Other PIPE Investors, dated as of October 5, 2006, all of which are exercisable within 60 days hereof.

1. NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) MPM Asset Management Investors BV4 LLC
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X] (1)
3. SEC USE ONLY
4. SOURCE OF FUNDS
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6. CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER 386,602 (2)
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER
10. SHARED DISPOSITIVE POWER 386,602 (2)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 386,602 (2)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%(3)
14. TYPE OF REPORTING PERSON OO

(1)

This Schedule is filed by MPM BioVentures IV, L.P., MPM BioVentures IV-QP, L.P. and MPM Asset Management Investors (collectively, “The MPM Entities”).  The MPM Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

As described in Item 3 below, pursuant to the Securities Agreement (as defined below), MPM Asset Management Investors BV4 LLC holds 294,269 shares of common stock and warrants to purchase 92,333 shares of common stock.

(3)

This percentage is calculated based on 64,017,184 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13b-3(d)(1) promulgated under the Securities Act, which is the sum of: (i) 37,923,706 shares of Issuer’s common stock outstanding as of September 30, 2006, (ii) 23,245,724 shares of the Issuer’s common stock issued on October 16, 2006 pursuant to the first closing of the transactions contemplated in the Securities Purchase Agreement with The MPM Entities and the Other PIPE Investors (as defined herein), and (iii) an aggregate of 2,847,754 shares of the Issuer’s common stock issuable to The MPM Entities upon the exercise of a series of warrants issued pursuant to the Securities Purchase Agreement by and among the Issuer, The MPM Entities and the Other PIPE Investors, dated as of October 5, 2006, all of which are exercisable within 60 days hereof.

Item 1.  Security and Issuer

(a)

This statement on Schedule 13D relates to the common stock, par value $0.001 per share, of Memory Pharmaceuticals Corp., a Delaware corporation (the “Issuer” or “Memory”).

(b)

The principal executive offices of the Issuer are located at 100 Philips Parkway, Montvale, NJ 07645.

Item 2.  Identity and Background

(a)

The entities filing this statement are MPM BioVentures IV, L.P., MPM BioVentures IV-QP, L.P. and MPM Asset Management Investors BV4 LLC (collectively, “The MPM Entities”).

(b)

The address of the principal place of business of each of the MPM Entities is The John Hancock Tower, 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116.

(c)

The principal business of each of the MPM Entities is the venture capital investment business.

(d)

During the last five years, none of the MPM Entities or of the Listed Persons (as defined below) , to the knowledge of the MPM Entities, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the MPM Entities or of the Listed Persons (as defined below), to the knowledge of the MPM Entities, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Each of the MPM Entities is a Delaware limited partnership or limited liability company.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling the general partners of the MPM Entities (the “Listed Persons”) required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.

Item 3.  Source and Amount of Funds or Other Consideration

Pursuant to the terms of the certain Securities Purchase Agreement by and among Memory and various other investors, dated as of October 5, 2006 (the “Securities Purchase Agreement”), The MPM Entities purchased an aggregate of 9,075,868 shares of common stock at a price of $1.11 per share (the “Shares”).  Under the terms of the Securities Purchase Agreement, The MPM Entities also acquired warrants to purchase an aggregate of 2,847,754 shares of common stock at an exercise price of $1.33 per share (subject to customary adjustments described below) at a price of $0.125 per warrant (the “Warrants”).  Each of the Warrants is exercisable from October 16, 2006 and expires on the earlier to occur of (i) the fifth anniversary of the issuance of the Warrants and (ii) ten business days after notice from the Issuer that the closing price of the common stock has been greater than $3.00 per share for a period of 30 consecutive trading days (the “Exercise Period”) and can be exercised in cash. In addition, the Warrants may be “net exercised” at any time during the Exercise Period.  The net exercise provision allows The MPM Entities to receive shares of common stock equal to the value of the Warrants without paying the exercise price in cash, but rather by surrendering the number of shares underlying the Warrant having a fair value equal to the exercise price of the shares being acquired. In addition, the exercise price of and the number of shares issuable under the Warrants are subject to customary adjustments in certain events, including capital reorganization, stock splits or reclassification of Memory’s securities, certain mergers, consolidations, sales of substantially all of the assets of Memory and other distributions with respect to Memory’s capital stock.  In addition to the acquisition of the Shares and the Warrants, as of the first closing, The MPM Entities are entitled to representation on the Issuer’s Board of Directors.

The sale of securities to The MPM Entities described above is part of a private placement (the “Private Placement”) by Memory to The MPM Entities and other investors (collectively, the “Other PIPE Investors”).  The first closing of the transaction occurred on October 16, 2006 (the “Closing Date”).  The Private Placement is expected to close in two tranches.  The closing of the second tranche is subject to stockholder approval and is contemplated to close promptly following receipt of stockholder approval or confirmation by The Nasdaq Stock Market, Inc. (“Nasdaq”) that such approval is not required (the “Second Closing”).  In the Second Closing The MPM Entities will purchase additional shares of common stock and additional warrants to purchase shares of common stock of the Issuer.

The MPM Entities used their own funds to acquire the securities described herein and The MPM Entities intend to use their own funds to exercise the Warrants, to the extent that they are exercised.  References to and descriptions of the transaction as set forth in this Item 3 are qualified in their entirety by reference to the Form of Securities Purchase Agreement (including the form of Warrant attached as Exhibit B thereto).

Item 4.  Purpose of Transaction

The MPM Entities agreed to purchase the shares of common stock and the warrants pursuant to the Securities Purchase Agreement for investment purposes.

Subject to applicable legal requirements, one or more of the MPM Entities may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to The MPM Entities’ ownership of the Issuer’s securities, other opportunities available to The MPM Entities, and general economic, money market and stock market conditions.  In addition, depending upon the factors referred to above, The MPM Entities may dispose of all or a portion of their securities of the Issuer at any time.  Each of The MPM Entities reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Other than as described above in this Item 4, none of The MPM Entities have any plan or proposal relating to or that would result in:  (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Pursuant to the Securities Purchase Agreement, no later than 30 days after the Closing Date (the “Filing Date”), Memory is required, at its expense, to file with the Securities and Exchange Commission (the “SEC”) a registration statement with respect to the resale of the shares of common stock (A) issued at the closing of the Securities Purchase Agreements, and (B) issuable upon exercise of the Warrants.  Memory is required to use its reasonable commercial efforts to have such registration statement declared effective by the SEC prior to the date which is 90 calendar days after the Closing Date, and, subject to Memory’s right to suspend the resale of stock under the registration statement in certain circumstances, Memory is required to use its reasonable commercial efforts to maintain the effectiveness of the registration statement until the earlier of (a) three years from the Closing Date, or (b) the date on which all shares of common stock and shares issued upon exercise of the Warrants then held by the PIPE Investors pursuant to the Securities Purchase Agreement may be sold under Rule 144 of the Securities Act during any 90 day period.

Item 5.  Interest in Securities of the Issuer

The following information with respect to the ownership of the common stock of the Issuer by the persons filing this Statement is provided as of October 16, 2006:

MPM Entity	Shares of Issuer Common Stock	Warrant Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (2)
MPM BioVentures IV, L.P.	180,691	56,695	237,386	0	237,386	0	237,386	0.4%
MPM BioVentures IV-QP, L.P.	8,600,908	2,698,726	11,299,634	0	11,299,634	0	11,299,634	17.7%
MPM Asset Management Investors BV4 LLC	294,269	92,333	386,602	0	386,602	0	386,602	0.6%

(1)

MPM BioVentures IV GP, LLC and MPM BioVentures IV LLC own no securities of the Issuer directly.  MPM BioVentures IV GP LLC and MPM BioVentures IV LLC are the direct and indirect general partners of MPM BioVentures IV-QP, L.P., MPM BioVentures IV, L.P., and MPM Asset Management Investors BV4 LLC.

(2)

This percentage is calculated based on 64,017,184 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13b-3(d)(1) promulgated under the Securities Act, which is the sum of: (i) 37,923,706 shares of Issuer’s common stock outstanding as of September 30, 2006, (ii) 23,245,724 shares of the Issuer’s common stock issued on October 16, 2006 pursuant to the first closing of the transactions contemplated in the Securities Purchase Agreement with The MPM Entities and the Other PIPE Investors, and (iii) an aggregate of 2,847,754 shares of the Issuer’s common stock issuable to The MPM Entities upon the exercise of a series of warrants issued pursuant to the Securities Purchase Agreement by and among the Issuer, The MPM Entities and the Other PIPE Investors, dated as of October 5, 2006, all of which are exercisable within 60 days hereof.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.

Other than as described in this Schedule 13D, to the best of The MPM Entities’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits

A.

Form of Securities Purchase Agreement by and among The MPM Entities and the Other PIPE Investors dated October 5, 2006 (Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on October 10, 2006 (SEC File No. 0-16614)).

B.

Agreement regarding filing of joint Schedule 13D.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 25, 2006

MPM BioVentures IV, L.P.

By:

MPM BioVentures IV, GP LLC,

its General Partner

By:

MPM BioVentures IV LLC,

its General Partner

By:

/s/ Vaughn Kailian

Name: Vaughn Kailian, member of

MPM BioVentures IV LLC, the general partner

of MPM BioVentures IV GP LLC,

in its capacity as the general partner of

MPM BioVentures IV, L.P.

Date:  October 25, 2006

MPM BioVentures IV-QP, L.P.

By:

MPM BioVentures IV, GP LLC,

its General Partner

By:

MPM BioVentures IV LLC,

its General Partner

By:

/s/ Vaughn Kailian

Name: Vaughn Kailian, member of

MPM BioVentures IV LLC, the general partner

of MPM BioVentures IV GP LLC,

in its capacity as the general partner of

MPM BioVentures IV-QP, L.P.

Date:  October 25, 2006

MPM Asset Management Investors BV4 LLC

By:

MPM BioVentures IV LLC,

its Manager

By:

/s/ Vaughn Kailian

Name: Vaughn Kailian, member of

MPM Asset Management Investors BV4 LLC

Schedule I

General Partners/Members

Ansbert Gadicke

c/o MPM Asset Management

The John Hancock Tower

200 Clarendon Street, 54th Floor

Boston, MA 02116

Principal Occupation: Member of the general partner of MPM BioVentures IV, L.P. and MPM

BioVentures IV-QP, L.P. and member of MPM Asset Management Investors BV4 LLC.

Citizenship: USA

Luke Evnin

c/o MPM Asset Management

The John Hancock Tower

200 Clarendon Street, 54th Floor

Boston, MA 02116

Principal Occupation: Member of the general partner of MPM BioVentures IV, L.P. and MPM

BioVentures IV-QP, L.P. and member of MPM Asset Management Investors BV4 LLC.

Citizenship: USA

Steven St. Peter

c/o MPM Asset Management

The John Hancock Tower

200 Clarendon Street, 54th Floor

Boston, MA 02116

Principal Occupation: Member of the general partner of MPM BioVentures IV, L.P. and MPM

BioVentures IV-QP, L.P. and member of MPM Asset Management Investors BV4 LLC.

Citizenship: USA

William Greene

c/o MPM Asset Management

601 Gateway Blvd. Suite 350

S. San Francisco, CA 94080

Principal Occupation: Member of the general partner of MPM BioVentures IV, L.P. and MPM

BioVentures IV-QP, L.P. and member of MPM Asset Management Investors BV4 LLC.

Citizenship: USA

James Paul Scopa

c/o MPM Asset Management

601 Gateway Blvd. Suite 350

S. San Francisco, CA 94080

Principal Occupation: Member of the general partner of MPM BioVentures IV, L.P. and MPM

BioVentures IV-QP, L.P. and member of MPM Asset Management Investors BV4 LLC.

Citizenship: USA

Ashley Dombkowski

c/o MPM Asset Management

601 Gateway Blvd. Suite 350

S. San Francisco, CA 94080

Principal Occupation: Member of the general partner of MPM BioVentures IV, L.P. and MPM

BioVentures IV-QP, L.P. and member of MPM Asset Management Investors BV4 LLC.

Citizenship: USA

Vaughn M. Kailian

c/o MPM Asset Management

The John Hancock Tower

200 Clarendon Street, 54th Floor

Boston, MA 02116

Principal Occupation: Member of the general partner of MPM BioVentures IV, L.P. and MPM

BioVentures IV-QP, L.P. and member of MPM Asset Management Investors BV4 LLC.

Citizenship: USA

John Vander Vort

c/o MPM Asset Management

The John Hancock Tower

200 Clarendon Street, 54th Floor

Boston, MA 02116

Principal Occupation: Member of the general partner of MPM BioVentures IV, L.P. and MPM

BioVentures IV-QP, L.P. and member of MPM Asset Management Investors BV4 LLC.

Citizenship: USA

Exhibit Index

A.  Form of Securities Purchase Agreement by and among The MPM Entities and the Other PIPE Investors, dated October 5, 2006 (Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on October 10, 2006 (SEC File No. 0-16614)).

B.  Agreement regarding filing of joint Schedule 13D.

Exhibit B

Joint Filing Statement

I, the undersigned, hereby express my agreement that the attached Schedule 13D (and any amendments thereto) relating to the common stock and warrants to purchase common stock of Memory Pharmaceuticals Corp. is filed on behalf of each of the undersigned.

Date: October 25, 2006

MPM BioVentures IV, L.P.

By:

MPM BioVentures IV, GP LLC,

its General Partner

By:

MPM BioVentures IV LLC,

its General Partner

By:

/s/ Vaughn Kailian

Name: Vaughn Kailian, member of

MPM BioVentures IV LLC, the general partner

of MPM BioVentures IV GP LLC,

in its capacity as the general partner of

MPM BioVentures IV, L.P.

Date:  October 25, 2006

MPM BioVentures IV-QP, L.P.

By:

MPM BioVentures IV, GP LLC,

its General Partner

By:

MPM BioVentures IV LLC,

its General Partner

By:

/s/ Vaughn Kailian

Name: Vaughn Kailian, member of

MPM BioVentures IV LLC, the general partner

of MPM BioVentures IV GP LLC,

in its capacity as the general partner of

MPM BioVentures IV-QP, L.P.

Date:  October 25, 2006

MPM Asset Management Investors BV4 LLC

By:

MPM BioVentures IV LLC,

its Manager

By:

/s/ Vaughn Kailian

Name: Vaughn Kailian, member of

MPM Asset Management Investors BV4 LLC